CUI Global, Inc.

January 7, 2011

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington D.C.

RE:	Waytronx, Inc. Form 10K for the fiscal year ended December 31, 2009 Filed; April 1, 2010

Forms 10Q for the Quarterly Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010 File No. 000-29923

Dear Director Spirgel:

Please accept this correspondence as CUI Global, Inc.’s (formerly:  Waytronx, Inc.) response to the Commission’s above described inquiry dated December 1, 2010.  We believe we have addressed each and every issue you identified fully and completely; however, should the Commission have any further questions or need any more information please do not hesitate to contact me directly.

As you might imagine, some of our responses contain proprietary information, which we would rather not become public.  In that regard, we kindly request that information contained herein be kept confidential and used only by the Commission and its staff.  We will be making the same request when the document is Edgarized and filed.

That all being said, Waytronx’s specific responses along with the Commission’s enumerated inquiries are as follows:

Form 10-K for Fiscal Year Ended December 31, 2009

General
I.           Please update the cover of your filings to reflect your Commission File Number: 029923.

Response:                      The Commission File Number on the cover of the filings has been revised to 0-29923.

Item 1. Business, page 4

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

General

2.           Please tell us about your competitive business conditions, position in the industry and methods of competition. Refer to Item 101 (h)(4)(iv) of Regulation S-K.

Response:                      The industries in which the company competes are very broad.  We operate a commoditized electromechanical parts distribution business that is focused on efficiency of delivery and competitiveness of pricing to differentiate our products from competitors.  The market is subject to some volatility due to production requirements of large global firms.

Our electromechanical parts distribution business is diverse and broad.  We have a very strong retail distribution partner that maximizes our product exposure to new designs and small customers.  We further focus on the OEM market and supply higher levels of support and customer service in order to further differentiate with our competitors.  This product line ranges from a $.02 connector to a $700 encoder – all very different products for very different customers.  In addition to our inside sales force, we utilize third party external sales representative organizations to penetrate new and better customers that we may otherwise not find on our own.

We are becoming recognized in the power supply market and have differentiated ourselves through technology with a foundation of legacy and quality product.  As of this writing, our power supply sales account for more than 60% of our gross sales.  Our current power supply product line utilizes “less than” the most current technology in order to gain market share in a market that values a competitive price over the most current technology.  However, we have added new products and technologies that will allow us to compete outside of price and more on innovative technology.

Our new technologies are market leading.  From the first full featured digital point-of-load dc-dc converter, to the highly dense intermediate bus converters that we are releasing, we believe that we are 1-2 years ahead of the market leaders in our market space.  In general, the market is ready for new technologies and new ideas as it has been stagnant for the past decade.  In particular, the shift to a digitally-based controller for power supply switching is the most relevant.  It is our strategy that this will be a complete transformation for the industry as it will become a major part of the value sell to the end customer as well as a data collection point for energy consumption.  These two elements are very important for the industry.

In tandem, our new technologies will allow for efficiencies and densities never achieved in our industry in the past.  This will allow for energy savings as well as high performance to accommodate new IC architectures forthcoming.

3.           On page F-33, in Note 13 to your Consolidated Financial Statements you disclosure that over 30% of your revenues in both 2008 and 2009 were from a single customer. Additionally, trade accounts receivable from one customer for the same period were over 10%. Please revise Item 1 to discuss your dependence on one or a few major customers. Refer to Item 101 (h)(4)(vi) of Regulation S-K.

Response:                       The Company notes this requirement and will include in future filings.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Item 7. Management's Discussion and Analysis, page 17

Recap of Liquidity and Capital Resources, page 21

4.           We note your business strategy seeks to develop and commercialize new technologies by developing your technology platform, especially WayCool. Please discuss the basis for management's belief that the WayCool technology will be commercialized in the twenty four months following the filing of your 2009 Form 10-K.

Response:

Technology Overview of WayCool™

WayCool™ technology is hybrid (air + liquid) thermal management architecture for compute-intensive applications, consisting of passive and active elements. WayCool technology elements are designed to work in two key ways:

•	Independently, to effectively cool digital systems to meet specific needs and
•	In combination, as complete, market-focused reference designs

WayCool technology consists of a number of passive and active elements designed to work independently to increase thermal management and to be effectively combined in unique hybrid solutions. Key elements of WayCool technology include:

•	WayCool™ Carbon Technology - Carbon block with up to 4X the heat transfer capacity of the most commonly used copper plates
•	WayCool™ Quiet Fans - Up to 35X quieter and more power efficiency than the leading industry fans
•
WayCool™ Hybrid Mesh - Highly unique hybrid capability which, when combined with hermetically-sealed pumps, can increate the isothermicity of system components,  increasing their performance and improving reliability of the system depending on the system configuration and usage

The Benefits of Being WayCool:

•	Dynamic cooling: Fluid transport instead of passive heat transfer

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

•	Material independence: Passive heat transfer not limiting performance
•	Mechanical stability: Aluminum allows more rigid devices than copper
•	Cost savings: Lower material use through hollow body design and less expensive materials
•	Durability: Immersed pump motor for maintenance-free dynamic fluid bearing
•	Reliability: Hermetic sealing of cavity prevents leakage of coolant

WayCool technology solutions are focused on today's top computer-intensive markets including:

•	Central Processing Units (CPUs)
•	3D Packaging for CPUs
•	Graphics Processors (GPUs)
•	Solar Energy
•	Government
•	Display/Entertainment
•	Medical
•	Automotive
•	Power Supply Units (PSUs)

WayFast™ is an adjunct to the WayCool in that it uses some of the WayCool patented technology.  WayFast packaging technology includes layers of woven meshes in direct contact with semiconductor chip surfaces.  The meshes may be made with electrical power delivery and/or wire line communications in one or two axis options and an optional short distance parallel optical fiber communications in the opposite axis.  This allows high speed power management and data communications at enormously increased rates.  Just like WayCool technology offers a hybrid (air + liquid) approach for enhanced cooling, WayFast technology brings electrical I/O plus optical I/O solutions together into a single, integrated system, expands design opportunities and enhances performance in any application.

In 2007, Waytronx introduced the world’s first 400 Watt CPU cooler to an industry previously limited to 200 - 300 Watt devices. This increased capability keeps today's markets on course and opens the doors to whole new markets that were previously restrained by the performance limitations due to thermal bottlenecks.

Commercialization of WayCool

According to a survey completed by Principia Partners, just one portion of the PC market could amount to more than $5.4 billion. At Waytronx, we embrace the opportunity to deliver solutions to the underserved markets of demanding applications.

We believe that there is substantial value and potential for development of the WayCool Technology.  The intense heat generated by advanced electronic systems phenomenon causes increased system bottlenecks, decreased system performance and overheating at the chip level, and is proving to be the gating factor in the next generation of computing.  While other solutions focus on either water cooling or air cooling, WayCool solutions deliver the best of all worlds.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

The same must be said for the WayFast Technology, which, when coupled with WayCool, offers the chip designer/manufacturer the ability to not only cool these tiny “nuclear reactors,” but also allows for power and communication to the chip set, while providing a compliant interface between the individual dye.

The problem with immediate commercialization of WayCool is that the technology needs a million dollars or more in development dollars, along with a 12 to 24 month R&D cycle.  To acquire that funding and allow for the R&D time cycle, we have taken two approaches.  The first is our association with BAE Systems and other potential defense contractors in conjunction with our developing relationship with the defense industry, Defense Advanced Research Projects Administration (DARPA).  We continue to await the DARPA awards decision.

Unfortunately, within weeks of our proposal being submitted, the Obama Administration appointed a new director to DARPA and no funding has been forthcoming since that appointment.  We are confident, however, now that other government issues seem to have been resolved, the Obama Administration and DARPA will re-engage with the Defense Department and funding will follow for several projects, including WayCool/WayFast development.

To assist us in arranging and submitting the DARPA proposal, we engaged the services of a Defense Consultant, Bruce Cultrera, at MountainView Consulting who is a nationally recognized defense contract consultant and, significantly, a former employee at such iconic defense giants as BAE Systems, Lockheed-Martin, and Northrop-Grumman.  Mr. Cultrera concludes that:

"WayCool has shown tremendous promise in solving one of the driving issues in today’s electronic systems. It is our belief that as new defense budgets are worked out and new programs emerge, even more opportunities for this technology will surface. DARPA has just seated a new director and ONR is entering a new funding cycle and Boeing is bidding on a number of large UAV programs, all of which will generate opportunities for WayCool technology."

Summary of DARPA project opportunities identified by MountainView Consulting for the WayCool and WayFast technologies as more fully described in section 27 below:

•	Disruptive Manufacturing Technologies
•	TESAT
•	Power DAC
•	Insitu/Boeing

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

In addition to pursing our opportunities in the defense industry, we have also continued our efforts to commercialize WayCool/WayFast on a private basis.  Waytronx, Inc. has retained Innovaro, Inc. to commercialize WayCool/WayFast.  Innovaro is a patent portfolio company dedicated to developing compelling strategies and modeling breakthrough ideas; accelerating those ideas into the marketplace.  Innovaro has been charged with finding a strategic partner to either develop or acquire the WayCool Technology, so that Waytronx can continue to focus on its and CUI’s core business, developing those products that are either already in the market or very close to actual commercialization. Innovaro has and continues to aggressively market the WayCool Technology portfolio and has already identified and introduced several potential partners to Waytronx.

Like us, Innovaro believes that the technology has considerable continuing value as evidenced by the fact that they have “back-loaded” their agreement to obtain most of their compensation from a percentage of the licensing fee and/or purchase price.

Analysis of the Market for Thermal Management Technologies

According to a research report by bcc Research published May 2008, the global market for thermal management technologies increased from $6.2 billion in 2007 to an estimated $6.8 billion by the end of 2008.  Further, the report forecast that by 2013, the market should reach $11.1 billion with hardware accounting for more than 80% of the total thermal management market.

In the report, bcc Research states that “The technological progress has come on two main fronts – increased functionality on a single device unit and miniaturization of each unit.  Both of these developments have increased the need for thermal management technology.”  The Company believes this trend will only continue causing greater need for thermal management systems like the WayCool and WayFast technology provide.

Conclusion

In conclusion, based on the opportunity provided by the DARPA submission and the various opportunities identified and pursued by Innovaro, we believe that the value of the WayCool/WayFast patent portfolio should remain unchanged at least into 2011.  It is apparent that the need for additional cooling in the high speed, high value “3D chipset arena,” coupled with the significant need for thermal management in various defense electronic systems (weapons and otherwise), means that in many ways the WayCool/WayFast patent portfolio is more valuable than ever.

Research and Development, page 22

5.           Please discuss why there was a decrease in research and development expenditure from $513,671 in 2008, to $56,042 in 2009, especially in relation to the development of your WayCool technology.

Response:                      Research and Development decreased from $513, 671 in 2008 to $56,042 in 2009 as Waytronx reallocated resources from developing the WayCool/WayFast technologies to:  1. Growing and positioning CUI Inc. which was generating revenues and profits; 2. The Company was managing variable costs in effort to combat the business decreases from the slowing economy;  3. The Company was actively seeking development partnerships to share the costs of the WayCool/WayFast development – the Company did not have the capital resources to continue development of this technology on its own, and as such it was seeking out partners such as BAE and DARPA; 4. The Company was working on expanding CUI product lines which were generating revenues; and 5. The Company acquired CUI Japan and 49% of Comex Electronics in 2009 which required resources to complete.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

As background, the initial research and development program for WayCool began in 2005 and 2006 during which years the company reported $1,420,069 and $2,661,965, respectively, for Research and Development for the WayCool product as well as other products.  The development of WayCool continued through 2007 for which year we reported $1,191,854 for research and development.  During these early development years we outsourced most of our research and product development.  Notwithstanding that the initial, early stage, most costly development phase of WayCool was completed, in May of 2008 the Company purchased the assets of a viable, fully functional company, CUI, Inc., that had resources for in-house product research and development.

We strongly believe that there is substantial value and potential for development of the WayCool/WayFast technology.  This technology offers a patented architectural approach to the intense heat generated by advanced electronic systems that causes increased system bottlenecks, decreased system performance and overheating at the chip level and is proving to be the gating factor in the next generation of computing.

The problem with commercialization of WayCool is that the technology is still in need of a million dollars or more in development dollars, along with a 12 to 24 month research and development cycle.  To acquire that funding and allow for the research and development time cycle, we have taken two approaches.  The first is our strategic relationship with BAE Systems and other potential defense contractors.  In conjunction with our developing relationship with the defense industry, we made a proposal in June 2008 to the Defense Advanced Research Projects Administration (DARPA).  Second, we retained the services of Innovaro, Inc. to commercialize our WayCool/WayFast thermal management technology.  Innovaro is a patent portfolio company dedicated to developing strategies and modeling breakthrough ideas; accelerating those ideas into the marketplace.  Innovaro has been charged with finding a strategic partner to either develop or acquire the WayCool technology. Innovaro has and continues to aggressively market the WayCool technology portfolio and has already identified and introduced several potential partners to Waytronx.

Notwithstanding our commitment to fully develop the WayCool technology or strategically associate with an equally dedicated partner, we feel that it is in the best interest of our shareholders that we concentrate our focus on our core business, developing those products that are either already in the market or very close to actual commercialization

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Identified Intangible Assets, page F-Il

6.           In accordance with ASC 350-20-50-2, please provide goodwill related disclosures.

Response:                      Noted, we will update on future filings.

Note 3. Acquisition, page F-1 7

7.           You have indicated that Waytronx acquired CUI, Inc., citing your basis in accounting literature, specifically ASC 805-10-55-10, please provide your analysis as to why you believe that Waytronx was the accounting acquirer and not CUI.

Response:                      At the time of the acquisition in 2008, the Company utilized SFAS 141(R) (now ASC 805) paragraphs 15-17 to determine that Waytronx was the acquiring entity.  As per the discussion in paragraph 16, Waytronx was the entity that distributed cash and incurred liabilities through the acquisition transaction.  Paragraph 17 states that the entity that issues the equity interests is generally the acquiring entity; a) the relative voting rights in the combined entity after the combination-all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.  Through this acquisition, the shareholders of Waytronx Inc. prior to the acquisition maintained majority shareholder control.  Paragraph 17 b) states “existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.  The previous owners of CUI Inc. received a convertible note payable that would convert to equity; however it did not have any voting rights until conversion to common stock.  Further, Waytronx, though it has significant number of shares outstanding has a small group of investors that control a majority position of the company.  Paragraph 17 c) discusses control of the governing body.  The shareholders of CUI were afforded positions on the Waytronx Board of Directors; however they did not receive Board control.  Paragraph 17 d) discusses the senior management of the combined entity.  While two CUI officers became senior officers of the combined entity, the Waytronx CEO and the Waytronx Chairman of the Board positions remained with individuals previously with Waytronx.  Paragraph 17 e) discusses the entity that paid a premium over market value of the equity securities of the other entity.  In this case, Waytronx paid a premium over the market value of the equity securities of CUI Inc.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

8.           Please indicate any relationships that Waytronx and its officers had with CUI, Inc. prior to the acquisition of CUI, Inc.

Response:                      Prior to the acquisition of CUI Inc., the two businesses had minimal interaction in regards to the OnScreen (now Waytronx) LED sign business.  CUI provided technical engineering consultant work on the LED signs and invoiced approximately $50,000 to OnScreen in 2006.  There was no related governance or management between the two businesses.  CUI Inc. officers included President/COO Matt McKenzie and CFO Dan Ford, who upon acquisition of CUI by Waytronx, became officers of Waytronx.

9.           Please provide a list of shareholders of Waytronx and CUI, Inc. both prior and subsequent to your acquisition.

Response:                      Shareholders of CUI Inc. prior to acquisition by Waytronx were:  James McKenzie 89.89899%, Duwang Li 4.040404%, Dan Ford 2.020202%, Wayne Fordice 1.010101%, Trever Dougan 1.010101%, Matt McKenzie 1.010101% and Seana McKenzie 1.010101%.  Following acquisition of CUI Inc. by Waytronx, Waytronx owned 100% of CUI Inc.  The former CUI Inc. shareholders possessed a Note Receivable and a Convertible Note Receivable (convertible to 70,000,000 shares) from Waytronx.

The following list represents the top 20 shareholders in Waytronx, Inc. pre and post acquisition of CUI Inc.:

Shareholder	Shares
Walt Miles & Whitney Miles JT Ten	8,750,000
Kjell H Qvale Survivors Trust	7,500,000
Newport Ventures LLP	7,131,410
John P Rouse & Karma K Rouse Jt Ten	6,043,336
Mark R Chandler	5,843,618
Steven S Hallock Tr Hallock Family Trust Ua 5/2/96	5,750,000
Brad Hallock Tr Rev Tr Declaration of Brad Hallock	5,582,090
Clifford L Melby	4,842,668
Bruce H Qvale	4,600,000
Price Trust Ua Dtd 10/5/1984	3,075,000
Shelton A Washburn and Sallie S Washburn TTEES	2,772,388
Jim Sweeney	2,280,000
J M Arnaudon & T L Arnaudon CO-TTEE	2,071,940
Hallock Family Trust	1,574,627
Mark R Chandler	1,516,667
Denzil H Miller	1,314,896
Strusser 1999 Trust	1,300,000
Ludvik E Stribrny	1,237,500
Southwest Securities Inc Cust Mark Chandler IRA R/	1,195,000
Spotted Deer LLC	1,136,750

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

10.           Please indicate if there was any collateral or any guarantees associated with the notes issued to purchase CUI, Inc.

Response:                       Both notes to the shareholders of CUI were “a general unsecured obligation of the Company.”  In the event of default, the note holder had “in Holder’s sole discretion, may elect to convert the principal amount of the Note and any accrued interest thereon into shares of the Company’s Common Stock.”  The regular note would be convertible in an event of default at $0.001 per share.  The convertible note would be convertible in an event of default at $0.25 per share.  “Holder shall have a right of first refusal during any such time the Note Obligations are outstanding to match or better any bona fide offer from a third party to acquire the Company by any means…”  The convertible note stated “Upon conversion by either the Company or Holder under the terms set forth herein, said transaction shall be guaranteed by the Parent and consummated in common shares of the Parent.”

11.           You have identified goodwill as part of your acquisition of CUI, but it appears that you have also identified trademark and trade name, patents and a customer list also as goodwill and have aggregated these amounts in the balance sheet. Please breakout these amounts on the balance sheet into a separate line item.

Response:                      Noted, we will update this on future filings.

12.           It is not clear from your disclosures if intangible assets other than goodwill (i.e. trademark and trade name CUI, trademark and trade name V-Infinity, patent pending technology and customer list/base) are being amortized or are considered indefinite life intangibles. If the latter is true please provide your rationale for why you believe these have an indefinite life.

Response:                      The Company reviewed SFAS 142 (now ASC 350) at the time of the acquisition and determined these to be indefinite life intangibles.  The trademark and tradename are the brand the business and its products utilize.  These are reviewed annually for impairment.  The patent pending technology is believed to have an indefinite life as it is a platform technology, meaning it can continue to be developed for the foreseeable future and it is a product that is sold to an industry that is slow to change, meaning its expected useful life as a technology within the encoder space is viewed as indefinite.  The patent pending technology is reviewed for impairment annually.  The customer list is viewed as indefinite due to the experience of CUI Inc. with retaining long term customers as well as generating repeat business, as an example its largest customer has been with the company for approximately 20 years (nearly the entire life of the business).  The customer list is reviewed for impairment annually.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

13.           You have indicated that there was an impairment of goodwill in the current year; please clarify if that impairment was goodwill or other intangible assets that are in the Goodwill line item on the balance sheet.

Response:                      Please see disclosure heading Long-Lived Assets in 2. Summary of Significant Accounting Policies page F-11 which states “The Company recorded an impairment expense of $10,698,169 related to goodwill and $136,811 related to capitalized patents during 2009.”  The impairment expense of $10,689,169 related to Goodwill consisted of impairment charges of $210,403 to Goodwill-AMT technology, $246,237 to Goodwill-Customer lists/relationships and $10,241,529 to Goodwill.

Note 6. Notes Payable, Convertible Notes Payable and Convertible Notes Payable. Related Party, page F-20

14.           You have noted that the Company is in default due to its debt service coverage ratio covenant related to the $6,000,000 Commerce Bank of Oregon cash loan. It is not clear whether the loan is classified as current or long-term liability, please clarify. If part or the entire note is in long-term, please tell us why you believe this classification is appropriate.

Response:                      As of December 31, 2009, the $6,000,000 was classified as a long term liability.  At December 31, 2009, the lending bank had issued a forbearance on the default.  Based on this forbearance and the progress being done to correct the default, the Company determined it was appropriate to classify the balance as a long-term liability.

15.           You have noted a gain from extinguishment of debt related to the $17.5 million convertible note, due to the reduction of the conversion rate. It is not clear whether the face amount was reduced, please clarify. It is also not clear if lED, Inc. was given any consideration for the amendment of the note, please clarify.

Response:                      Please see the fourth paragraph on page F-20, it states “This amendment effectively reduced the Note principal from $17,500,000 to $4,900,000.”  No cash consideration was given to IED, however the conversion price of the note was reduced to $0.07 per share.

16.           We have noted that you recognized a gain of approximately $11.8 million on the extinguishment of debt, citing your basis in accounting literature; please tell us why the extinguishment resulted in a gain.

Response:                      The Company considered EITF Issue No. 96-19 Debtor’s Accounting for Modification or Exchange of Debt Instruments; SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (now ASC 860); APB Opinion No. 30 regarding Extraordinary transactions; SFAS No. 141(R) Business Combinations (now ASC 805) and EITF Issue No. 06-6 Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments in performing its determination relating to the settlement gain on the reduced note payable.  A summary of the issues are as follows:  1. Exchange of a new non-callable debt instrument for an older callable debt instrument should be accounted for as an extinguishment by the debtor. 2.  Reached consensus that an exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of SFAS No. 140 (now ASC 860). 3. What makes the transaction “substantially different”:  a. The present value of the cash flows under the terms of the new debt instrument are at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.  This can be affected by changes in principal amounts, interest rates, or maturity.  The Company determined that the change in principal from $17,500,000 met the criteria of being substantially different and should be accounted for as a debt extinguishment in accordance with paragraph 16 of SFAS No. 140 (now ASC 860).  Since the transaction was determined to be substantially different, the new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Note 7. Working Capital Line of Credit, page F-21

17.           You have noted that you have approximately $2 million in line of credit outstanding at December 21, 2009 with Key Bank, and the Company is currently in violation of its debt covenant. It is not clear whether the loan is classified as current or long-term liability, please clarify. I f part or the entire note, is in long-term, please tell us why you believe this classification is appropriate.

Response:                      The balance of the working capital line of credit is reported on the balance sheet as current liability.

Note 8. Consulting Agreements, page F-23

18.           We note that since 2008 you have engaged consulting services at different periods and namely for strategic marketing. Please revise to include specifically what services were completed by the consultants engaged in 2009 for fees of $30,000 and $7,500 and $162,500.

Response:                       The consulting fees of $30,000 were paid to consultant firm to “create a dynamic database that logically aggregates, compiles, and rationalizes all disparate and available broker-dealer and shareholder data from known reporting entities and all available relevant sources…the first step in turning static reporting entity, broker-dealer and shareholder data into a useful and dynamic archival/historic repository….enabling the company to dynamically search, filter, identify and track movement between reporting entities, broker-dealers and shareholders, by name, holdings, classification, addresses, market maker volume activity, share price and more…will identify imbalances and issued and outstanding shares…”

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

The consulting fees of $7,500 were paid to a consultant firm who performed a written opinion (valuation) of the orderly liquidation value of inventory for CUI Inc.

The consulting fees of $162,500 were paid to consultant firm who during the term of the agreement “shall provide advice to undertake for and consult with the Company concerning management, marketing, consulting, strategic planning, corporate organization and structure, financial matters in connection with the operation of the businesses of the Company, expansion of services, acquisitions and business opportunities, and shall review and advise the Company regarding its overall progress, needs and condition. …(a) The implementation of short-range and long-range strategic planning to fully develop and enhance the Company’s assets, general resources, products and services; (b) Advise the Company relative to its operational needs, relating specifically to past and future corporate transactional and mergers and acquisitions matters.; and (c) Advise the Company in relation to shareholder management and public relations.  Consultant shall be available for advice and counsel to the officers and directors of the Company.”  This agreement terminated in 2009.

Note 9. Non-Employee Stock Warrants, page F-25

19.           We note your use of the Black Scholes Option Pricing Model in calculating the value and expense of stock warrants. Please revise to indicate the source of the information underlying the assumptions used in the model (i.e. footnotes to the financial statements, or discussion in Management's Discussion and Analysis).

Response:                      During 2008 and 2009, the underlying sources for the assumptions used in the Black Scholes Option Pricing Model were:  volatilities were calculated using historical closing price reports obtained from either Yahoo Finance or Google Finance; dividend yield of 0% was based on historical and expected non-issuance of dividends; risk free interest rates were taken from information available from the Federal Reserve; and the expected life assumption is a management judgment.  The Company does not believe the disclosure of this information is required.

Note 16. Subsequent Events, page F-36

20.           Please tell us more about your consulting agreement entered into on March 5, 2010 with the firm specializing in the development of power supply technologies including information about consultant fees, and royalties on sales of the products developed.

Response:                      CUI manufactures a range of embedded and external power electronics devices for OEM manufacturers.  During March 2010, CUI entered into an exclusive Field of Use Agreement with California Power Research, Inc. (CPR) to license their BPS-5 advanced power topology. BPS-5 provides advantages across a wide range of ac-dc and dc-dc power conversion applications through a significant reduction in switching losses within electronic circuits.  CPR will receive fees for consulting as well as for the research and development of products and royalties on sales of the products developed.  This agreement is believed to be of value for CUI as a growth company in the power supply market.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

The agreement creates a strategic relationship between CUI and CPR and will allow for CUI to have a one to two year head start on the competition in terms of power conversion related to performance characteristics.  Additionally, there are sub license possibilities with a potential for supplementary revenue streams for CUI.  The agreement allows CUI to grow with the business in that CPR will assist CUI with product design of the first commercialized power supplies utilizing this technology.  Additionally, CPR will assist us with the technology transfer; have dedicated the majority of their engineering time to CUI for the first phase of this project; and have agreed on a modest royalty rate paid in installments.

The technology is a new and fundamental approach to designing power supplies in almost all applications in the industry and is the result of many years of research.  Due to the nature of the technology, CUI expects to maintain a significant profit margin without sacrificing high quantity levels, notwithstanding a heavy price competition in the market space.  We believe that this technology and the strategic partnership with CPR will allow CUI to become a dominant player in the power market.  It will also allow us to have ten years worth of new product introduction.  Because the technology is customizable, it is expected to provide us with intimate partnerships with some of the largest power customers in the world.

Item 9A(T). Controls and Procedures, page 24

Evaluation of Disclosure Controls and Procedures, page 24

21.           We note that your disclosure controls and procedures refer to your Chief Accounting Officer as your principal financial and accounting officer. This is not consistent with your evaluation of internal control over financial reporting and appears to have been carried forward from your previous 10-K. Please revise to make this consistent with your evaluation of internal control over financial reporting.

Response:                      A revision has been made (for future filings) in Item 9A(T) Controls and Procedures on page 25 deleting "Chief Accounting Officer ("CAO")" and inserting "Chief Financial Officer ("CFO")".

Reports to Shareholders, page 29

22.           Please include the current address of the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

Response:                      A revision has been made (for future filings) in the section entitled Reports to Shareholders on page 30 by deleting "450 Fifth Street, N.W., Washington, D.C. 20549" and inserting "100 F Street, NE, Washington, D.C. 20549'.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Item 11. Executive Compensation, page 32

Incentive Compensation, page 35

23.           We note there are three key performance metrics used in determining executives' incentive awards. Please tell us what specific "agreed-upon strategic and corporate performance goals" of metric (2) are used to determine executives' incentive awards.

Response:                      Metric 2 is not intended to be a specific agreed-upon strategic and corporate performance goal, but rather a general goal objective.  Management and the board of directors discuss these factors and set objectives that are dynamic and change periodically.  In setting these periodic goals, the board of directors discusses with management the nature of the objective and management's proposed method of achieving the goal.

Generally and understandably, the agreed-upon strategic and corporate performance goals change throughout the operational process because of changing dynamics such as economic conditions, current success of marketing, availability of materials, availability of funding and overall momentum toward achieving the goal.  The most recent goal objectives were focused on debt management, increasing recognition of our products in the market, increasing our recognition in the financial community and securing capital for operations.

A most recent goal was to significantly reduce debt.  A specific monetary goal amount of debt reduction was not set; however, it was understood that it was necessary to reduce or restructure debt to a more manageable level.  Toward this goal, over the past year management was successful in reducing and restructuring a significant debt.  The largest single item of reduction occurred in May 2009 when management negotiated a reduction of the $17,500,000 convertible promissory note   The creditor agreed to amend the convertible promissory note by reducing the conversion rate from $0.25 to $0.07 per share to reflect the stock price for the ten day trailing average preceding April 24, 2009, the date of the agreement.  This amendment effectively reduced the Note principal from $17,500,000 to $4,900,000.  The Company recognized a gain of $11,808,513 and a reduction in the related discount of debt of $791,487.

Another management performance goal agreed between the board and management and achieved by management was securing a banking relationship with a nationally recognized bank.  In August of 2010 management negotiated a $4.0 million Line of Credit with Wells Fargo Bank, N.B. and transferring all of our banking relationship to Wells Fargo Bank.   This relationship with a nationally recognized bank with the resources, reputation, and strength of Wells Fargo dramatically increased our ability to expand our business and continue our aggressive growth strategy.

Form 10-Q for the Quarter Ended June 30, 2010

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Note 8. Notes Payable, page 19

24.           Please tell us the economic reason for a holder of a $17,500,000 note, to settle its obligation for only $50,000 and 1,000,000 shares in stock.

Response:                      The $17,500,000 promissory note that initially provided for a conversion to common stock at $0.25 per share calculated to 70,000,000 shares of common stock.  This conversion would have been of little or no value to the note holder when the stock price dropped to $0.07 per share in April 2009.  This was an unfortunate circumstance for all parties concerned; however, in an effort to accommodate the note holder (the corporate note holder is International Electronic Device, Inc. of which approximately 90% is owned by an individual who will be referred to herein as the note holder) in a way that was mutually beneficial to the note holder as well as our shareholders, we agreed with the note holder to reduce the conversion amount to the then market price of our common stock, $0.07 per share.  This revision retained the number of convertible shares of common stock at the initial number of 70,000,000 common shares.  Because of this, the note holder's potential percentage ownership of the company remained constant.  This seemed to be a win-win for the note holder as well as the shareholders who got a reduction in debt from $17,500,000 to $4,900,000 and thereby a reduction in future interest expenses and the note holder, possibly, received a deduction on his future income taxes.

The note holder who is the individual from whom the company acquired the assets of CUI, Inc. in May 2008 continues to be a friend of the company as well as a family member of one of our officers and board member.  In April 2010 management negotiated, at arm’s-length, the satisfaction of the promissory note for a one-time $50,000 payment and 1,000,000 shares of common stock as noted in Note 8 of our Form 10-Q for the Quarter Ended June 30, 2010.

From an economic perspective, converting the promissory note to 70,000,000 common shares has no cash value until the shares are sold.  Upon the sale of any significant portion of the 70,000,000 shares and a continuing sale of the shares would cause a drastic decline in the stock price that would have devastating consequences for the company's future as well as any further sale of the note holder's stock.  Staying with the economic perspective, the cash payment and the million shares of common stock received by the note holder was beneficial to the note holder because: (i) he received cash in hand without having to convert a portion of the promissory note to stock and then sell the stock and (ii) he received common stock without the necessity to convert any portion of the promissory note.

The viability of the company is a necessary element of consideration for any creditor.  The note holder also holds one additional promissory notes and is the majority owner of the entity that holds the lease on the corporate offices.  The continued viability and success of the company should be of importance to the note holder.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Note 9. Other Equity Transactions, page 20

25.           You have stated that you settled your $4.9 million dollar note for a one-time payment of $50,000 and the conversion of $70,000 of the principal into 1,000,000 shares of the Company's common stock and recognized a gain of approximately $5.6 million on the extinguishment of debt, citing you basis in accounting literature, please tell us why the extinguishment resulted in a gain.

Response:                      The Company considered EITF Issue No. 96-19 Debtor’s Accounting for Modification or Exchange of Debt Instruments; SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (now ASC 860); APB Opinion No. 30 regarding Extraordinary transactions; SFAS No. 141(R) Business Combinations (now ASC 805) and EITF Issue No. 06-6 Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments in performing its determination relating to the settlement gain on the reduced note payable.  The summary of issues is as follows:
1.           Exchange of a new non-callable debt instrument for an older callable debt instrument should be accounted for as an extinguishment by the debtor.
2.           Reached consensus that an exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of SFAS No. 140 (now ASC 860).
3.           What makes the transaction “substantially different”:  a. The present value of the cash flows under the terms of the new debt instrument are at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.  This can be affected by changes in principal amounts, interest rates, or maturity.  The Company determined that the change in principal from $4,900,000 met the criteria of being substantially different and should be accounted for as a debt extinguishment in accordance with paragraph 16 of SFAS No. 140 (now ASC 860).  Since the transaction was determined to be substantially different, the new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized.

Form 10-Q for the Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis, page 20

Overview, page 21

26.           Please tell us more about your licensing contract with GL Industrial Services UK Ltd. and the related consulting agreement with Terry Williams (i.e. duration of the contract, key terms, and the compensation structure of the consulting agreement).

Response:                      In January 2010 the Company signed an exclusive, worldwide licensing agreement with GL Industrial Services UK, Ltd. (GL), formerly British-based Advantica, Ltd., to manufacture, sell, and distribute its second generation Gas Quality Inferential Measurement Device (GasPT2).  In addition, the agreement between GL (licensor) and Waytronx (licensee) allows Waytronx the use of all of GL’s immense resources, including use of its worldwide offices, networks and contacts, in conjunction with the sales of the GasPT2 device by Waytronx.  The exclusive agreement between GL and Waytronx allows Waytronx to obtain full ownership of the technology and all relevant patents after royalty payments equaling eight million pounds sterling (£8,000,000) have been paid to GL.  Once the licensee has made total royalty payments to the licensor of £8 million, the licensee shall have the option to have, on detailed terms to be agreed, assigned all intellectual property rights in licensed product for a further final payment of £1 million.  Should this option be exercised by licensee, all such intellectual property rights shall become the sole and exclusive property of licensee.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

The royalty obligation required by the license contract is calculated on a sliding scale, the more product sold/leased, the less royalty earned per unit.  Because the license is worldwide and because some countries have a higher marketability potential, the royalty rate is different in several countries.  The licensee is required to keep proper records and books of account showing the quality, description and price of licensed products supplied or put into use.

The licensing contract grants to the licensee the sole license to further develop, manufacture, distribute, sell and sub-license the intellectual property rights including: all patents, patent applications, designs, design rights, copyright, database rights, trademarks, service marks, trade names, know-how or any other intellectual property whatsoever and wheresoever in the world existing, whether registered or unregistered in respect of the licensed patents and the technical information.

The terms of the licensing contract include obligations of Waytronx relating to standards of quality and workmanship, compliance with statutory requirements, inspection by licensor of methods of manufacture, promotion and expansion of product marketing, providing technical support, liability and comprehensive general liability insurance coverage, availability to the licensee and licensor of knowledge relating to the future development and manufacture of the licensed products, intellectual property rights, dispute resolution procedure and service mark/trademark development and usage

The consulting agreement with Terry Williams has a five year term beginning January 1, 2010 that retains the non-exclusive services of Mr. Williams as an independent contractor relating to the GasPT product.  Mr. Williams is a chartered engineer with a successful track record in technical development, project management, account management, consultancy and business development.  Mr. Williams was the lead engineer at GL when the GasPT technology was developed and is one of the designers.  This continuing relationship with GL will assist us with cooperation with and access to GL infrastructure.  Although Mr. Williams is still employed with GL part time, he will serve with Waytronx as the Project Director and Lead Engineer for the GasPT2 device and will focus on managing and coordinating our manufacturing relationship with Ingenion Design, Ltd. (UK), the BASEEFA certification process, and sales in Europe and Asia.  BASEEFA is a world renowned certification body, principally concerned with electrical and mechanical equipment intended for use in potentially explosive atmospheres.
The agreement obligates Mr. Williams to:

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

•	Function as owners' representative during the development stage of the project.
•	Represent Waytronx and liaison between the development teams.
•	Monitor technical progress against the agreed development program schedule.
•	Carry out production surveillance to ensure product quality during initial production phases.
•	Manage technical trials with major gas companies and assist them in gaining company approvals for procurement.
•	Obtain appropriate international approvals, e.g., GPA, AGA, Fiscal Metering, etc.
•	Respond to technical enquiries from customers and potential purchasers.
•	Develop and support sales material/technical specifications for the European market.
•	Identify major European gas utilities and operators as target customers.
•	Develop and agree with Waytronx sales and marketing plan for Europe.
•	Support development of U.S. sales and marketing plan.
•	Promote/sell GasPT2 to target customers.
•	Maintain a permanent written record of all services, ideas, marketing strategy and other pertinent information in connection with the progress of the marketing and sales of GasPT2.
•	Provide monthly report to Waytronx on technical progress.

Because the GasPT2 is an innovative product the electromechanical features of the mechanism are known to a limited number of individuals.  In this regard, management has taken necessary measures to maximize this confidentiality in this consulting agreement by including provisions relating to confidentiality, non-compete, non-disclosure and intellectual property protection.  The compensation structure is a guaranteed draw against commissions.

27.           Similarly, please tell us more about the Seedling Proposal with BAE to the Defense Advanced Research Projects Agency (i.e. timeline for review process, subject of joint proposal and key terms).

Response:

Subject of Joint Proposal
The efficiency and current handling ability of solid-state electronics is typically limited by temperature and the associated means of transferring heat from the electrically active regions to the local environment. Increased heat transport rates offer the potential to operate electronic products and systems at increased current densities and performance while reducing the cost, mass and volume. Waytronx proposes to design, develop, and manufacture DARPA Microtechnologies for Air-Cooled Exchangers (MACE) compliant DC/DC power supplies that demonstrate novel means to significantly reduce the cost, mass, and volume of electronic products and systems. Proposed unique means of our approach include: (1) Forced convection direct liquid cooling, (2) Additive microchannel arrays, (3) “Vectored Thermal Impulse Pumps”, and (4) An air side conduction/convection scheme with very low thermal resistance and pressure drop.  The systems are designed to be manufactured from commodity materials with low cost processes.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

In addition to the DARPA-defined cooling system requirements, Waytronx designs a fully functional DC-DC Power supply that is applicable to many military/government systems. The power supply combined with the WayCool cooling technology forms our offering for MACE and meets all requirements. The system is developed using the classical engineering process consisting of modeling/simulation, preliminary design, engineering model development, detailed design, prototyping and test/analysis.

Solid-state switch arrays have wide applicability in military applications and are an important part of most modern DC-DC power converters. Aircraft and spacecraft can particularly benefit from reductions in the mass and volume of electronic systems

These designs are of great interest to the U.S. Government as evidenced by these program opportunities:

1)
Disruptive Manufacturing Technologies – This DARPA program’s goal is to reduce the size of electronic subsystems by “stacking” them in layers in monolithic packages. This is a good idea except that it multiplies the requirement to remove heat because more high dissipation elements are in a closer proximity to each other. WayCool has been identified as a potential solution to this problem. Waytronx has been working with BAE Systems and DARPA to incorporate the WayCool technology into future prototypes and has been identified by the DARPA Program Manager as a potential technology to remove heat from high dissipation elements and transport it to external cooling elements.

2)
TESAT – This US Navy ONR Program’s goal is to move electronics (including ADCs, Power Amps and beamformers) as close to the antenna/aperture on a ship’s mast as possible to cut down on power losses and phase mismatching as the signal is driven up the mast through cables. One of the issues in doing this is how to dissipate the tremendous heat that is generated by the electronics at the top if a relatively small mast antenna. WayCool has been identified as a potential solution to this problem. As TESAT moves into future refinements, the BAE Systems prime contractor and the ONR Program Manager have identified WayCool as a technology that should be prototyped to assess its capabilities in this shipboard system.

3)
Power DAC – This is another US Navy ONR program, whose goal is to design and develop highly efficient combined Digital to Analog Converters with integrated Power Amplifiers in a small, compact form factor. One of the key drivers is heat transport due to the fact that Power Amps are highly inefficient and dissipate many more times the amount of power that they transmit. WayCool has been identified as a potential solution for moving the heat to nearby liquid cooling systems where it can be effectively dissipated. As the electrical design solidifies, Waytronx has been asked to participate in the mechanical design studies to determine the feasibility and effectivity of WayCool technology in this application.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

4)
Insitu/Boeing. This company specializes in the design/development of small unmanned aerial vehicles. These vehicles perform surveillance and intel gathering through the use of IR and EO sensors. These sensors and the supporting electronics, transmitters and receivers generate significant amounts of heat that is not easily dissipated in the confined payload areas of the aircraft. Insitu has identified WayCool as a potential technology to move the heat from the high concentration areas to external surfaces of the aircraft where it can be more easily dissipated. This condition is exacerbated by the normal operating environments of today’s Middle Eastern conflicts.

Waytronx is in discussions with both Boeing and BAE Systems to finalize partnering and cost-sharing agreements in Phase II of this program. We are proud and excited about the potential and benefits of teaming with Boeing and BAE Systems.

Key Terms
Our MACE proposal outlines the development through final demonstration in two phases.  Both the Phase I and the Phase II schedules incorporate a standard design and development process with Design and Readiness Review and approval milestones at appropriate points in the development cycle. The Phase I schedule is approximately 18 months long and starts with a formal kick-off and System Requirements Review to ensure program goals and objectives are aligned. Upon approval of the program plan and requirements, the remainder of the schedule entails project milestones consisting of a series of customer demonstrations of increasing complexity on an approximately 4 month rotational basis. The areas of Development and Demo emphasis are as follows:
Development/Demo 1                                           Computational Fluid Dynamics Analysis/Simulation
Development/Demo 2                                           DC-DC Converter and Switch Design
Development/Demo 3                                           Cooling System Design
Development/Demo 4                                           Integration and Test

Phase I culminates in a Preliminary Design Review (PDR) in conjunction with the final demonstration.

If the optional Phase II is exercised, it too will entail 18 months of activity for a total program time span of 36 months. Phase II entails Detailed System Design, Engineering Model Development, Engineering Model Demonstration, Critical Design Review (CDR), System Fabrication & Assembly, Test & Evaluation and a final system demonstration.

Both Phase I and Phase II culminate with the conduct of a final customer demonstration and the subsequent submittal of a final report. Additionally, if exercised the optional Phase II includes the delivery of a fully functional MACE prototype.

The total MACE Project Costs are as shown below:
Phase I - $2.9M
Phase II - $4.4M
Total Cost - $7.3M

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

Timeline for Review Process
The Broad Agency Announcement (Invitation to Bid) offered by DARPA, entitled Microtechnologies for Air-Cooled Exchangers (MACE) and technically referred to as DARPA MTO, BAA 08-15 does not provide any timeline for review process.  The Announcement merely states:

"VI. AWARD ADMINISTRATION INFORMATION
A. Award Notices
As soon as the evaluation of a proposal is complete, the offeror will be notified that 1) the proposal has been selected for funding pending contract negotiations, or 2) the proposal has not been selected. These official notifications will be sent via fax (as listed in the proposal) or e-mail to the Technical POC identified on the proposal coversheet."

The DARPA Points of Contact for this effort is:
Dr. Thomas Kenny

Research and Development, page 24

28.           We note that in previous disclosure your research and development expenditures decreased. In your most recent disclosure you state that research and development has increased to $563,190 from $174,502 for the nine months ended September 30, 2010 and 2009 respectively. Please tell us why your research and development expense decreased and then increased again within the last year and a half.

Response:                      The Company has added new technologies to its product portfolio and is also working to expand its product offering based on existing technologies.  As the economy has improved, the Company has focused R&D expenditures on products that will have the quickest time to revenue.  Additionally, in mid 2009, the Company acquired CUI Japan and 49% of Comex Electronics, whose operations contributed to the increase in R&D expenditures.  As the Company is becoming more technology driven than commodity product driven, the Company expects R&D to become more important in order to stay relevant within the industry.

I believe that this correspondence fully answers each and every one of the Commission’s questions.  Once again, however, I would invite you to contact me if you need anything further.

20050 SW 112th Avenue * Tualatin, Oregon 97062 * 503-612-2300

CUI Global, Inc.

In conclusion, pursuant to your letter, please be advised that Waytronx hereby provides the following written statement acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure(s) in the filing;
•	Staff comments or changes to disclosure(s) in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindest Regards,

/s/ William J. Clough

William J. Clough, Esq.
President & CEO
CUI Global, Inc.
[Formerly: Waytronx, Inc.]